July 2,2014

Via EDGAR

Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Gold Standard Ventures Corp.-Request for Acceleration Registration Statement on Form F-3 Filed on June 13, 2014 File No. 333-196751

Ladies and Gentlemen:

This letter responds to the comments in the July 1, 2014 letter (the "July 1 Letter") from John Reynolds, Assistant Director in the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to the above-captioned registration statement and also requests acceleration of the effectiveness of that registration statement.

The July 1 Letter raised two comments, which we are responding to as follows:

1.           The first comment asked if we had resolved the staff's outstanding comments on our Form 20-F, filed on April 29, 2014. Attached is a letter, dated July 1, 2014, from Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining of the Division of Corporation Finance, stating "we have completed our review" of the Form 20-F. For your information, by letters dated June 24, 2014 and June 26, 2014, we had responded to the Staff’s June 20, 2014 comment letter on the Form 20-F and a follow-up telephone call.

2.           The second comment asks about our involvement in research reports of June 16, 2014 and May 26, 2014 about us prepared by Rockstone Research Ltd. ("Rockstone") and available at rockstone-research.com. We note that on June 26, 2014 Rockstone issued another report on us. This response covers all three reports.

According to Rockstone's website, Stephen Bogner is the "Mining Analyst" for Rockstone and, based on our records, Mr. Bogner first made contact with us in February 2011 when he requested an interview with David Mathewson, our then Vice-president, Exploration. In October 2013, Mr. Bogner conducted a follow-up interview with Mr. Mathewson.

Gold Standard Ventures Corp., Suite 610 - 815 West Hastings Street, Vancouver, BC, Canada V6C 1B4
T: 604-687-2766 | F: 604-687-3567 | www.goldstandardv.com

In June 2014, Mr. Bogner, at his sole expense, visited our drilling site in Nevada (as part of a group of mining analysts, dealers and potential institutional investors) and met with several of our current senior geologists.

However, other than the foregoing, we have no relationship with Rockstone or Mr. Bogner and have never paid, directly or indirectly, any money or other consideration to either of them. To our knowledge, the same is true for our affiliates.

Prior to issuing its May 26 report, Mr. Bogner forwarded an advance copy of same to us as a courtesy. Due to concerns regarding certain of the statements contained in the report, we had our Canadian legal counsel review the report for compliance with Canadian disclosure standards for mineral exploration companies and in particular Canadian National Instrument 43-101, Standard of Disclosure for Mineral Projects, ("NI 43-101"). Our counsel provided a mark- up of the report including numerous deletions, revisions and insertions (including certain cautionary language and disclaimers required by NI 43-101) which we forwarded to Mr. Bogner and requested Rockstone to update its report accordingly. In response, Mr. Bogner replied that "... since this [the report] represents a completely unpaid report from me/Rockstone, it is all my personal opinion and I only wanted to show it to you in case you find some fatal mistakes (spelling, grammar, etc) since English is not my mother tongue and this is only an English translation of the original German version " Rockstone then proceeded to publish the May 26 report in its original form.

In the case of the June 16, 2014 and June 26, 2014 reports, neither Rockstone nor Mr. Bogner provided advance copies of such reports to us and we did not participate in the preparation of or comment on such reports prior to Rockstone distributing same and posting copies on its website.

We reiterate that we have never, directly or indirectly, paid any cash or other consideration to either Rockstone or Mr. Bogner and neither Rockstone nor Mr. Bogner is engaged by us, directly or indirectly, in any respect. In the "Disclosure of Interest and Advisory Caution" sections of Rockstone's reports, Mr. Bogner states that he has not been remunerated by us or by any company or person mentioned in the report, but that he owns shares and/or options in Gold Standard. We confirm that we have never sold any shares directly to Mr. Bogner (we assume that he acquired his shares in the open market) and neither Rockstone nor Mr. Bogner holds stock options in our company.

We further confirm that we have never distributed any of the Rockstone reports to our shareholders, potential investors or otherwise and have not posted or linked any such reports on or from our website. In fact, our website has a page on Analyst Coverage, which refers to solely Cowen Securities and Macquarie Equities Research. There is no mention of Rockstone or Mr. Bogner on our website or in any of our investor materials and we have never quoted from any of the Rockstone reports.

Finally, we advise that certain of the diagrams and charts contained in the Rockstone reports appear to have been derived or produced from information contained on our website, including reports we have filed with the Commisson. We have not provided any supplemental  material to Rockstone or Mr. Bogner for use in Rockstone's reports and note that certain of the diagrams and charts shown therein were obtained from our website and have been altered by Rockstone to add text. Moreover, it is our understanding that the resource estimates and photographs contained in the Rockstone reports, other than those extracted from our public documents, were created by Rockstone or derived from reports of other mining analysts.

Gold Standard Ventures Corp., Suite 610 - 815 West Hastings Street, Vancouver, BC, Canada V6C 1B4
T: 604-687-2766 | F: 604-687-3567 | www.goldstandardv.com

Assuming that staff is satisfied with the above two responses, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-196751) and to permit said Registration Statement to become effective at 9:00 a.m. Eastern Time on July 7, 2014 or as soon thereafter as practicable.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
we may not assert staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or our U.S. securities counsel Bruce A. Rich with any questions with respect to this request.

Very truly yours,

GOLD STANDARD VENTURES CORP.

By:	/s/ Jonathan Awde
Name: Jonathan Awde
Title: President and CEO

Gold Standard Ventures Corp., Suite 610 - 815 West Hastings Street, Vancouver, BC, Canada V6C 1B4
T: 604-687-2766 | F: 604-687-3567 | www.goldstandardv.com

UNITED STATES SECURITES AND EXCHANGE COMMISION WASINGTON, D.C. 20549

July 1, 2014

Via Email
Mr. Jonathan T. Awde
Chief Executive Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, British Columbia V6C 1B4
Canada

RE:	Gold Standard Ventures Corp. Form 20-F for the Year Ended December 31, 2013 Filed April 29, 2014 File No. 1-35571

Dear Mr. Awde:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely, /s/ Tia L. Jenkins Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining